UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):

The information contained in this report under “Management’s Discussion and Analysis” on pages 1-37 and “Interim Consolidated Financial Statements”, including the notes thereto on pages 38-60, is incorporated by reference into Registration Statements on Form S-8 File Nos. 333-09874, 333-130283 and 333-218913, Form F-10 File No. 333-232417 and Form F-3 File Nos. 333-219550, 333-220284 and 333-233663.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

February 25, 2021	By:	/s/ Allison Mudge
	Name:	Allison Mudge
	Title:	Senior Vice-President

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Report to Shareholders for the First Quarter, 2021

101	Interactive Data File